Exhibit 99.2

17 Education & Technology Group Inc. Provides Update on New Regulations

BEIJING, July 26, 2021 – 17 Education & Technology Group Inc. (Nasdaq: YQ) (“17EdTech” or the “Company”), a leading education technology company in China with an “in-school + after-school” integrated model, announced that, on July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to the compulsory education system in China, as well as online and offline after-school tutoring services, including, among others, (i) institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or Academic AST Institutions, need to be registered as non-profit; (ii) changing the current registration-based regime for operating online Academic AST Institutions to a government approval-based regime, (iii) alleviating the amount of homework that students are required to complete, (iv) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (v) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (vi) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (vii) Academic AST Institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities.

The Company will continue to comply with all applicable rules and regulations in providing educational services, including those rules and regulations to be adopted following the policy directives of the Opinion. The Company is carefully considering the provisions of the Opinion and assessing their implications for the Company’s business. The Company expects the Opinion, related rules and regulations, and the compliance measures to be taken by the Company will have a material adverse impact on the Company’s results of operations and prospect. The Company will proactively seek guidance from and cooperate with government authorities in connection with its efforts to comply with the Opinion and any related rules and regulations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, size of, and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China with an “in-school + after-school” integrated model. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents, covering over 70,000 K-12 schools in 2020.

Leveraging the Company’s in-school leadership, 17EdTech offers online K-12 large-class after-school tutoring services that complement students’ in-school learning. Powered by its integrated model and technology, 17EdTech’s online K-12 large-class after-school tutoring courses stand out in terms of its unique approach to personalization, realized through a data-driven understanding of individual students’ in-school performance, as well as district-level localized insights.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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